15047998

SECU ... SSION

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FEB 27 2015
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CD Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Walnut Street, Suite 1100
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/9

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CD Funding Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
FEB
15
2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CD Funding Securities, LLC

SEC File Number 8-67695

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2014 and
Report of Independent Registered
Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2014

CD Funding Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 1100
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Tim Bonacci
CD Funding Securities, LLC
425 Walnut Street, Suite 1100
Cincinnati, Ohio 45202
(513) 271-0759
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CD Funding Securities, LLC

Table of Contents

Flynn & Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CD Funding Securities, LLC

We have audited the accompanying financial statements of CD Funding Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

February 12, 2015

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

CD FUNDING SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 20144

Assets		
Current Assets		
Cash and cash equivalents	$	325,942
Accounts receivable		473,449
Investments		62,640
Prepaids and other current assets		20,655
Total current assets		882,686
Restricted cash		25,015
Fixed assets, net		21,467
Total Assets	$	929,168
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable	$	43,372
Accrued liabilities		238,915
Current portion of long-term debt		2,075
Total current liabilities		284,362
Member's Equity		644,805
Total Liabilities and Member's Equity	$	929,168

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Referral fees	$	824,379
Trade spread		4,601,539
Total Revenues		5,425,918
Expenses		
Payroll and related expenses		2,202,874
Employee benefits		62,731
Licensing and registration		38,229
Occupancy expense		124,323
Professional fees		23,706
Clearing fees		76,035
Technology expense		77,109
Supplies		25,271
Marketing		499,918
Travel		272,963
Depreciation		11,315
Other		18,709
Total Expenses		3,433,183
Other Income and Expenses		
Interest income		13,505
Other income		(4,381)
Interest expense		(1,990)
Total Other Income, net		7,135
Net Income	$	1,999,870

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$	559,935
Net Income		1,999,870
Distributions		(1,915,000)
Balance at December 31, 2014	$	644,805

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:		
Net income	$	1,999,870
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		11,315
Increase in accounts receivable		(234,609)
Decrease in prepaid expense		9,244
Increase in accounts payable		6,163
Increase in accrued liabilities		152,877
Net cash provided by operating activities		1,944,860
Cash Flows from Investing Activities:		
Purchase of fixed assets		(10,084)
Purchase of investments		(508,271)
Sales of investments		445,631
Net cash used by investing activities		(72,724)
Cash Flows from Financing Activities:		
Repayments on long-term debt		(2,708)
Member distributions		(1,915,000)
Net cash used by financing activities		(1,917,708)
Net decrease in cash and cash equivalents		(45,572)
Cash and cash equivalents, beginning of year		371,514
Cash and cash equivalents, end of year	$	325,942

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

CD Funding Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of CD Funding Group, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(ii) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2014, management had determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Leasehold improvements	5 years
Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $1,000.

Investments

The Company accounts for investments in accordance with the provisions of *Accounting for Certain Investments in Debt and Equity Securities* per the ASC standards which require that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains on trading securities are included in earnings currently. Securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $100,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $480,955 at December 31, 2014. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .4601 to 1 at December 31, 2014.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions. The Company's tax returns for 2012 through 2014 are subject to examination by the Internal Revenue Service (IRS); however, the Company has not been informed that the IRS intends to conduct such examinations.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 10, 2015, which was the date the financial statements were available to be issued for the year ended December 31, 2014.

NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform these services. As of December 31, 2014, the Company was above the minimum amount set forth in the agreement.

NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2014, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity linked CDs	$ 62,640	$ -	$ -	$ 62,640

NOTE D – FAIR VALUE MEASUREMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as require by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2014			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity linked CDs	$ 62,640	$ -	$ -	$ 62,640

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The Company's remaining asset and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

NOTE E – FIXED ASSETS

Fixed assets consisted of the following at December 31, 2014:

	2014
Furniture and fixtures	$ 4,673
Leashold improvements	7,907
Office equipment	1,242
Computer equipment	32,824
	46,646
Less accumulated depreciation	(25,179)
Fixed assets, net	$ 21,467
Depreciation expense	$ 11,315

NOTE F – LEASE AGREEMENT

On August 19, 2011, the Company entered into a sublease agreement with the Member for office space located in Cincinnati, Ohio. The Company pays the Member for the square footage used by the Company. The lease has primary terms of 41 months with an option to extend the terms of the lease an additional three years. Total future minimum lease payments due for the next five years are as follows:

Year Ending December 31, 2015	6,616
Total future minimum lease expense	$ 6,616

For the year ended December 31, 2014 rent expense was $90,105.

NOTE G – LONG-TERM DEBT

On October 4, 2012, the company entered into a capital lease with Var Resources, Inc. for server equipment with thirty six month lease terms. The ownership of the equipment transfers with a bargain one dollar purchase at the end of the lease term. The capital assets acquired under this capital lease and the related liabilities are reported at the present value of the minimum lease payments. At December 31, 2014 the cost of the equipment under the capital lease is $7,972 and the related amortization is $5,647. This lease is non-cancellable.

Scheduled principal payments of all borrowings as of December 31, 2014, are as follows:

Year Ending December 31, 2015	2,075
Total	$ 2,075

CD FUNDING SECURITIES, LLC
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

Net Capital:		
Member's equity	$	644,805
Nonallowable assets		(163,483)
Haircuts on securities		(367)
Net Capital		480,955
Minimum Capital Required to be Maintained		
(Greater of $100,000 or 6-2/3% of aggregate indebtedness)		(100,000)
Excess Net Capital	$	380,955
Aggregate Indebtedness to Net Capital	$	221,722
Ratio of Aggregate Indebtedness to Net Capital		.4610 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in CD Funding Securities, LLC's unaudited FOCUS Report as of December 31, 2014. Therefore, no reconciliation of the two computations is deemed necessary.

CD FUNDING SECURITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Flynn&Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Member
CD Funding Securities, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) CD Funding Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(ii)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 12, 2015

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

CD FUNDING SECURITIES, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2014

To the best knowledge and belief of CD Funding Securities, LLC:

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Michael O. Brown
Michael O. Brown
Financial and Operations Principal

Flynn & Company
CPAs & Business Consultants

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
CD Funding Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which was agreed to by CD Funding Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CD Funding Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CD Funding Securities, LLC's management is responsible for CD Funding Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (quarterly FOCUS Reports) for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 12, 2015

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 , 2014

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067695 FINRA DEC
CD Funding Securities, LLC
425 Walnut Street, Suite 1100
Cincinnati, OH 45202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael O. Brown 404-303-8840 Ext 2005

2. A. General Assessment (item 2e from page 2) $ 10,062
   B. Less payment made with SIPC-6 filed (exclude interest) (4,677)
   December 2014
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 5,385
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,385
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,385
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CD Funding Securities, LLC
(Name of Corporation, Partnership or other organization)

Michael O Brown
(Authorized Signature)

FINOP
(Title)

Dated the 22 day of FEB, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 20 14 and ending December, 20 14

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $5,435,042

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ________

(2) Net loss from principal transactions in securities in trading accounts. — ________

(3) Net loss from principal transactions in commodities in trading accounts. — ________

(4) Interest and dividend expense deducted in determining item 2a. — ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ________

(7) Net loss from securities in investment accounts. — ________

Total additions — ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 484,010

(2) Revenues from commodity transactions. — ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 76,035

(4) Reimbursements for postage in connection with proxy solicitation. — ________

(5) Net gain from securities in investment accounts. — ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 824,378

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income — 25,695

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) — ________

Total deductions — 1,410,118

2d. SIPC Net Operating Revenues — $4,024,924

2e. General Assessment @ .0025 — $10,062

(to page 1, line 2.A.)

CD Funding Securities, LLC
Profit & Loss
January through December 2014

	TOTAL
Ordinary Income/Expense	
Income	
Revenue	
Option Referral Fees	824,378.70
Riskless Trade Spread	3,916,321.41
Secondary Trading	189,017.36
Interest on Inventory Trading	12,190.00
Fixed Annuities	482,614.55
Fixed Annuities Bonus	1,395.50
Total Revenue	5,425,917.52
Total Income	5,425,917.52
Gross Profit	5,425,917.52
Expense	
Licensing & Registrations	
CUSIP Service Bureau	11,597.00
Dues and Subscriptions	694.72
FINRA / NASD Expense	
CRD Daily Balance Contributions	2,500.00
FINRA Gross Income Assessment	5,540.76
SIPC Fees	9,777.00
FINRA / NASD Expense - Other	1,656.99
Total FINRA / NASD Expense	19,474.75
State of Delaware Incorporation	92.00
Licensing & Registrations - Other	6,370.32
Total Licensing & Registrations	38,228.79
Professional Fees	
Audit Fees	10,250.00
Consulting Fees	13,456.25
Total Professional Fees	23,706.25
Marketing	
Marketing Distribution	402,854.16
Advertising	1,500.00
Conferences	95,564.27
Total Marketing	499,918.43
Clearing Fees	
Platform Fees	24.00
Legent Clearing Fees	76,010.57
Total Clearing Fees	76,034.57
General and Administrative	
Bank Charges	1,436.80
Business Insurance	752.46
Cellular & Office Telephone	17,252.90
Donations	1,100.00
Education & Training	2,624.49
Internet Connectivity	9,396.45
Office Rent	
Maintenance	3,516.42
Office Rent - Other	90,105.05
Total Office Rent	93,621.47
Office Supplies	16,588.61
Postage & Shipping	12,794.32
Printing	8,682.08
Technology & Server	77,108.55
Utilities	4,050.00
Total General and Administrative	245,410.13
Business Travel	
Airfare	67,038.89
Auto Mileage	26,515.43
Auto Parking	11,096.52
Auto Rental	17,756.24
Auto Rental Fuel	3,197.70
Hotel Expense	66,252.40

CD Funding Securities, LLC
Profit & Loss
January through December 2014

	TOTAL
Meals and Entertainment - 50%	73,468.99
Taxi Fare	7,638.63
Total Business Travel	272,962.80
Compensation	
Salaries	951,944.01
Sales Incentive Compensation	1,022,858.68
ER Payroll Taxes	120,558.82
Payroll Insurance	5,010.17
Payroll Processing	2,502.68
Total Compensation	2,102,874.36
Management Fees	
Tim Bonacci	100,000.06
Total Management Fees	100,000.06
Benefits	
Health Insurance	
H.S.A Processing Fees	114.00
Tim Bonacci	9,878.89
Tim Bonacci - HSA	6,550.00
Health Insurance - Other	25,036.83
Total Health Insurance	41,579.72
401k Matching Contributions	21,151.67
Total Benefits	62,731.39
Total Expense	3,421,866.80
Net Ordinary Income	2,004,050.72
Other Income/Expense	
Other Income	
Other Income	-4,381.00
Interest Earned	13,505.48
Total Other Income	9,124.48
Other Expense	
Depreciation Expense	11,315.04
Interest Expense	1,989.63
Total Other Expense	13,304.67
Net Other Income	-4,180.19
Net Income	1,999,870.53